UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Cool Company Ltd.
(Name of the Issuer)

Cool Company Ltd.
Apex Merger Sub Ltd.
Bounty Ltd
EPS Ventures Ltd.
Antoine Bonnier
Cyril Ducau
Joanna Zhou
(Name of Persons Filing Statement)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G2415A113
(CUSIP Number of Class of Securities)

Cool Company Ltd. Richard Tyrrell 7 Clarges Street, 5th Floor, London W1J 8AE United Kingdom +(44) 207 659 1111	EPS Ventures Ltd. Chris Harrison Adam Emilianou c/o Le Montaigne 7 Avenue de Grande Bretagne MC 98000 Monaco +377 9777 6310

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Robert M. Katz, Esq. Samuel Newhouse, Esq. Douglas Abernethy, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	James McDonald, Esq. Denis Klimentchenko, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (20) 7519 7000

This statement is filed in connection with (check the appropriate box):
☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”), (ii) Bounty Ltd, a Liberian nonresident domestic corporation (“Parent”), (iii) Apex Merger Sub Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“EPS”), (v) Mr. Cyril Ducau, (vi) Mr. Antoine Bonnier, and (vii) Ms. Joanna Zhou (with respect to (ii) through (vii), each, an “EPS Filing Person” and collectively, the “EPS Filing Persons” and with respect to (i) through (vii), each, a “Filing Person” and collectively, the “Filing Persons”).
This Transaction Statement relates to (1) the Agreement and Plan of Merger, dated as of September 28, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Merger Sub, after it accedes to the Merger Agreement, and, solely for purposes of guaranteeing the respective obligations of Parent and Merger Sub under the Merger Agreement, EPS, (2) the related Statutory Merger Agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), to be entered into by the Company and Merger Sub and (3) the Voting and Support Agreement, dated as of September 28, 2025 (the “Support Agreement”), by and between the Company and EPS. Pursuant to, and subject to the terms and conditions of, the Merger Agreement and the Statutory Merger Agreement, if each of the conditions to closing set forth in the Merger Agreement are either satisfied or, to the extent permitted, waived, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving company in the merger (the “Surviving Company”).
Pursuant to the Merger Agreement, upon completion of the Merger, each common share of the Company, par value $1.00 per share (each, a “Company Common Share”), that is issued and outstanding at the effective time of the Merger (the “Effective Time”) (other than Company Common Shares held by (a) holders of Company Common Shares who have properly exercised appraisal rights with respect to such Company Common Shares in accordance with the Company Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), (b) any subsidiary of the Company, (c) the Company as treasury shares or (d) Parent, Merger Sub, or their respective affiliates, in each case of (b) through (d), which such Company Common Shares will be canceled automatically and will cease to exist and no consideration will be delivered in exchange therefor), will be canceled and converted into the right to receive $9.65, in cash, without interest (the “Merger Consideration”). Each Company common share for which appraisal rights have been properly exercised in accordance with the Bermuda Companies Act (each, a “Dissenting Common Share”) will automatically be canceled (but will not entitle its holder to receive the Merger Consideration) and will automatically be converted into the right to receive the fair value of such Dissenting Common Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act.
Following the Merger, Parent will own 100% of the equity of the Surviving Company. Following the Merger, the Surviving Company will use its reasonable best efforts to cause the Company Common Shares to be de-listed from the New York Stock Exchange, de-registered under the Exchange Act and de-listed from the Euronext Growth Oslo exchange, in each case, as soon as reasonably practicable following the Effective Time.
Pursuant to the Support Agreement, EPS has agreed that at the Company special general meeting or at any other meeting of the shareholders of the Company called to seek approval of and adoption by such shareholders with respect to the Merger Agreement, the Statutory Merger Agreement or the Merger and the other transactions contemplated thereunder, prior to the termination date of the Support Agreement, EPS will (i) appear at any such meeting or otherwise cause the Company Common Shares owned by EPS to be counted as present thereat for the purposes of establishing a quorum and (ii) vote or cause the Company Common Shares owned by EPS to be voted in favor of the Merger Agreement, the Statutory Merger Agreement, the Merger and any other actions contemplated by the Merger Agreement or the Statutory Merger Agreement.
A special committee of the board of directors of the Company (the “Special Committee”) consisting only of independent and disinterested directors reviewed, evaluated and negotiated the terms and conditions of the Merger Agreement, the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger. The Special Committee unanimously recommended that the board of directors of the Company (a) approve the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including the Merger, and (b) recommend approval of the Merger, the Merger Agreement and the Statutory Merger Agreement to the holders of the issued and outstanding Company Common

Shares, other than Parent, Merger Sub and their respective affiliates (the “Public Shareholders”). The board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including the Merger, are fair to, and in the best interest of the Company and the holders of Company Common Shares, (ii) approved the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including the Merger, and (iii) recommended approval of the Merger, the Merger Agreement and the Statutory Merger Agreement to the Public Shareholders.
Consummation of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, without limitation, approval of the Merger, the Merger Agreement and the Statutory Merger Agreement by the affirmative vote of the holders of a simple majority of the votes cast, at the Company special general meeting at which there are two or more persons present in person or represented by proxy throughout such meeting and representing in person or by proxy of at least 33 1/3% of the issued shares of the Company that are entitled to vote thereat. Pursuant to the Support Agreement, EPS has agreed, subject to the terms and conditions therein, to vote all Company Common Shares beneficially owned by it in favor of the approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the special general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon a proposal to approve the Merger, the Merger Agreement and the Statutory Merger Agreement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
ITEM 2.	SUBJECT COMPANY INFORMATION
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger—The Company”
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger—The Company”
•	“Summary Term Sheet—The Merger —The Special General Meeting of Shareholders”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Special General Meeting of Shareholders —Record Date; Shareholders Entitled to Vote”
•	“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”
(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Merger Agreement—Conduct of Business”
•	“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”
(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding the Company—Prior Public Offerings”
(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“The Parties Involved in the Merger”
•	“Other Important Information Regarding the Company”
•	“Other Important Information Regarding the EPS Filing Persons”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“The Parties Involved in the Merger”
•	“Other Important Information Regarding the Company”
•	“Other Important Information Regarding the EPS Filing Persons”
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”
•	“Other Important Information Regarding the EPS Filing Persons”
ITEM 4.	TERMS OF THE TRANSACTION
(a)-(1)	Material Terms—Tender Offers. Not applicable.
(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Special General Meeting of Shareholders”
•	“Special Factors”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Material U.S. Federal Income Tax Consequences of the Merger”
•	“Material United Kingdom Income Tax Consequences of the Merger”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Benefits of the Merger for the Unaffiliated Shareholders”
•	“Special Factors—Detriments of the Merger for the Unaffiliated Shareholders”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Appraisal Rights”
•	“The Merger Agreement—Shares of Dissenting Holders”
•	“Appraisal Rights of Shareholders”
•	“Annex E—Copy of Section 106 of the Bermuda Companies Act”
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Benefits of the Merger for the Unaffiliated Shareholders”
•	“Special Factors—Detriments of the Merger for the Unaffiliated Shareholders”
•	“Provisions for Unaffiliated Shareholders”
(f)	Eligibility for Listing or Trading. Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“The Merger Agreement”
•	“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”
•	“Other Important Information Regarding the EPS Filing Persons—Past Transactions and Contracts with the Company”
•	“Annex A—Merger Agreement”
(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Other Important Information Regarding the Company—Negotiations or Material Contacts”

•	“Other Important Information Regarding the EPS Filing Persons—Past Transactions and Contracts with the Company”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“The Special General Meeting of Shareholders—Required Vote”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Special Factors—Delisting and Deregistration of the Company Common Shares”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Other Important Information Regarding the Company—Prior Public Offerings”
•	“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”
•	“Other Important Information Regarding the EPS Filing Persons—Past Transactions and Contracts with the Company”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Delisting and Deregistration of the Company Common Shares”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

•	“Where You Can Find More Information”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Support Agreement”
(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Special Factors—Delisting and Deregistration of the Company Common Shares”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”
•	“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Benefits of the Merger for the Unaffiliated Shareholders”
•	“Special Factors—Detriments of the Merger for the Unaffiliated Shareholders”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Effects on The Company If the Merger Is Not Completed”

•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Effects on the Company if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Position of the EPS Filing Persons as to the Fairness of the Merger”
•	“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”
•	“Annex D—Fairness Opinion of Evercore Group L.L.C.”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Other Important Information Regarding the Company—Book Value Per Share”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Effects on the Company If the Merger Is Not Completed”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Special Factors—Material U.S. Federal Income Tax Consequence of the Merger”
•	“Special Factors—Material United Kingdom Income Tax Consequences of the Merger”
•	“Special Factors—Material Bermuda Tax Consequences of the Merger”
•	“Special Factors—Delisting and Deregistration of the Company Common Shares”
•	“The Merger Agreement”
•	“The Voting and Support Agreement”

•	“Material U.S. Federal Income Tax Consequences of the Merger”
•	“Material United Kingdom Income Tax Consequences of the Merger”
•	“Annex A—Merger Agreement”
•	“Annex B—Statutory Merger Agreement”
•	“Annex C—Voting and Support Agreement”
ITEM 8.	FAIRNESS OF THE TRANSACTION
(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Proposals and the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Position of the EPS Filing Persons as to the Fairness of the Merger”
•	“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Annex D—Fairness Opinion of Evercore Group L.L.C.”
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Merger Agreement—Efforts to Obtain Required Shareholder Approvals”
•	“The Merger Agreement—Conditions to Completion of the Merger”
•	“The Special General Meeting of Shareholders—Required Vote”
•	“Annex A—Merger Agreement”
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”
•	“Annex D—Fairness Opinion of Evercore Group L.L.C.”
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”

(f)	Other Offers.
•	“Summary Term Sheet”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Other Important Information Regarding the Company—Negotiations or Material Contacts”
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Proposals and the Special Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”
•	“Special Factors—Certain Financial Information”
•	“Special Factors—Position of the EPS Filing Persons as to the Fairness of the Merger”
•	“Annex D—Fairness Opinion of Evercore Group L.L.C.”
(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Where You Can Find More Information”
•
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested the Company shareholder or his, her or its representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement—Fees and Expenses”
(d)	Borrowed Funds. Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Other Important Information Regarding the Company—Security Ownership of Company Common Shares”
•	“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”
•	“Other Important Information Regarding the EPS Filing Persons”
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”
ITEM 12.	THE SOLICITATION OR RECOMMENDATION
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“The Special General Meeting of Shareholders—Required Vote”
•	“The Special General Meeting of Shareholders—Voting by the Company’s Directors and Executive Officers and Principal Shareholders”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
•	“The Voting and Support Agreement”
•	“Annex C—Voting and Support Agreement”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Special General Meeting of Shareholders—Recommendation of the Board and the Special Committee”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”

•	“Special Factors—The EPS Filing Persons’ Reasons for the Merger”
•	“Special Factors—Position of the EPS Filing Persons as to the Fairness of the Merger”
ITEM 13.	FINANCIAL STATEMENTS
(a)
Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2024 and 2023 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2024, originally filed on March 31, 2025 (see page F-1 and the following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding the Company—Selected Historical Financial Information”
•	“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets
•	“Summary Term Sheet”
•	“Questions and Answers about the Special General Meeting and the Merger”
•	“The Special General Meeting of Shareholders—Tabulation of Votes”
•	“The Special General Meeting of Shareholders—Solicitation of Proxies”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Certain Effects of the Merger for the EPS Filing Persons”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Company Board; Reasons for the Merger”
•	“Special Factors—Opinion of Evercore Group L.L.C.”
•	“Special Factors—Interests of the Company’s Directors and Executive Officers in the Transactions”
•	“Special Factors—Fees and Expenses”
ITEM 15.	ADDITIONAL INFORMATION
(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS
The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)*	Preliminary Proxy Statement of the Company, filed on November 5, 2025.
(a)(2)	Letter to the Shareholders of the Company, included in the Proxy Statement and incorporated herein by reference.
(a)(3)	Notice of Special General Meeting of Shareholders, included in the Proxy Statement and incorporated herein by reference.
(a)(4)	Form of Proxy Card, included in the Proxy Statement and incorporated herein by reference.
(a)(5)
Press Release issued by the Company and EPS, dated September 24, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 24, 2025.

(a)(6)
Press Release issued by the Company and EPS, dated September 29, 2025, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(b)	Not applicable.
(c)(1)	Opinion of Evercore Group L.L.C., dated September 28, 2025, incorporated herein by reference to Annex D to the Proxy Statement.
(c)(2)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated August 14, 2025.
(c)(3)†*	Discussion materials prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated August 28, 2025.
(c)(4)†*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 10, 2025.
(c)(5)†*	Discussion materials prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 15, 2025.
(c)(6)*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 17, 2025.
(c)(7)*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 22, 2025.
(c)(8)†*	Fairness Opinion Presentation Materials prepared by Evercore Group L.L.C., dated September 28, 2025.
(c)(9)†*	The Special Committee’s response to EPS Ventures Ltd., delivered by Evercore Group L.L.C. to EPS Ventures Ltd., dated September 11, 2025.
(c)(10)†*	The Special Committee’s response to EPS Ventures Ltd., delivered by Evercore Group L.L.C. to EPS Ventures Ltd., dated September 19, 2025.
(c)(11)†*	Form of Desktop Report of Poten & Partners (UK) Ltd., dated September 15, 2025.
(c)(12)†*	The Clarksons Report, dated as of September 1, 2025.
(d)(1)
Agreement and Plan of Merger, dated as September 29, 2025, by and among Cool Company Ltd., Bounty Ltd and, solely for purposes of the Guarantor Provisions, EPS Ventures Ltd., incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(d)(2)
Form of Statutory Merger Agreement by and between the Company and Apex Merger Sub Ltd., incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(d)(3)
Voting and Support Agreement by and between the Company and EPS Ventures Ltd., incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

Exhibit No.	Description
(d)(4)	Form of Registration Rights Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by the Company with the SEC on February 14, 2023.
(f)	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Proxy Statement
(g)	Not applicable.
107*	Filing Fee Table

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
* To be filed herewith

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2025

COOL COMPANY LTD.

By:	/s/ Richard Tyrrell
	Name:	Richard Tyrrell
	Title:	Chief Executive Officer

APEX MERGER SUB LTD.

By:	/s/ Christopher James Harrison
	Name:	Christopher James Harrison
	Title:	Director

BOUNTY LTD

By:	/s/ Christopher James Harrison
	Name:	Christopher James Harrison
	Title:	Director

EPS VENTURES LTD.

By:	/s/ Christopher James Harrison
	Name:	Christopher James Harrison
	Title:	Director

ANTOINE BONNIER

By:	/s/ Antoine Bonnier

CYRIL DUCAU

By:	/s/ Cyril Ducau

JOANNA ZHOU

By:	/s/ Joanna Zhou